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                                                            Exhibit (a)(5)(xxiv)

                       AMENDMENT NO. 2 TO RIGHTS AGREEMENT

     THIS AMENDMENT NO. 2, dated as of January 28, 2002, is between WILLAMETTE INDUSTRIES, INC., an Oregon corporation (the "Company"), and MELLON INVESTOR SERVICES LLC (f/k/a CHASEMELLON SHAREHOLDER SERVICES, L.L.C.) (the "Rights Agent").

     WHEREAS, the Company and the Rights Agent, are parties to a Rights Agreement dated as of February 25, 2000, as amended by Amendment No. 1 thereto dated as of December 11, 2000 (as amended, the "Rights Agreement").

     WHEREAS, the Company deems it advisable to amend the Rights Agreement; and

     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors has determined that the amendment to the Rights Agreement set forth herein is necessary and desirable and the Company and the Rights Agent desire to evidence such amendment in writing as set forth below.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

          1. DEFINED TERMS. Terms defined in the Rights Agreement and not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

          2. AMENDMENT OF SECTION 1(A). Section 1(a) of the Rights Agreement is hereby amended by deleting such section in its entirety and inserting the following in lieu thereof:

               "Acquiring Person" shall mean any Person (as defined) who or which, together with all Affiliates and Associates (as defined) of such Person, shall be the Beneficial Owner (as defined) of 15 percent or more of the Common Shares of the Company then outstanding; subject to the exceptions stated in this Section 1(a). An Acquiring Person shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan ("Plan") of the Company or of a Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such Plan, (ii) any Person who becomes such a Beneficial Owner as the result of a Sanctioned Tender Offer, or (iii) Weyerhaeuser Company ("WY") and any of its Affiliates, so long as neither WY nor any of its Affiliates are the Beneficial Owner of any Common Shares other than (A) Common Shares which WY and its Affiliates beneficially own solely by reason of the Agreement and Plan of Merger dated as of January 28, 2002 (the "Merger Agreement") among the Company, WY and a wholly owned subsidiary of WY or the consummation of any transaction contemplated thereby and (B) any Common Shares beneficially owned by WY and its Affiliates as of January 28, 2002. Notwithstanding any provision of this Rights Agreement to the contrary, no Distribution Date or Shares

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          Acquisition Date shall be deemed to have occurred, neither WY nor any of its Affiliates shall be deemed to have become an Acquiring Person and no holder of Rights shall be entitled to exercise such Rights under, or be entitled to any rights pursuant to Sections 3(a), 7(b), 11(a) or 13(a), of this Rights Agreement solely by reason of (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the offer or the merger pursuant to the Merger Agreement; provided that in the event that WY or any of its Affiliates becomes the Beneficial Owner of any Common Shares after the date hereof in any manner other than as set forth above, the provisions of this sentence (other than this proviso) shall not be applicable. No Person shall become an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares beneficially owned by such Person to 15 percent or more of the Common Shares then outstanding, provided, however, that if a Person shall become the Beneficial Owner of 15 percent or more of the Common Shares then outstanding by reason of such share acquisitions by the Company and shall thereafter become the Beneficial Owner of any additional Common Shares, then such Person shall be deemed to be an Acquiring Person unless upon the consummation of the acquisition of such additional Common Shares such Person does not own 15 percent or more of the Common Shares then outstanding. If the Board of Directors determines in good faith that a Person who would otherwise be an Acquiring Person became such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of its Beneficial Ownership of Common Shares but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, then such Person shall not be deemed to be or to have become an Acquiring Person by reason of the acquisitions to which the Board's determination applies, for any purposes of this Agreement. For purposes of this Section 1(a), in determining the percentage of the outstanding Common Shares with respect to which a Person is the Beneficial Owner (A) all shares as to which such Person is deemed the Beneficial Owner shall be deemed outstanding and (B) shares which are subject to issuance upon the exercise or conversion of outstanding conversion rights, rights, warrants and options other than those referred to in (A) shall not be deemed outstanding. Any determination made by the Board of Directors as to whether any Person is or is not an Acquiring Person shall be conclusive and binding upon all holders of Rights."

          3. AMENDMENT OF SECTION 7(B). Section 7(b) of the Rights Agreement is hereby amended by (x) deleting the word "or" immediately preceding clause (iv) therein and (y) adding the following new phrase immediately following clause (iv)

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     therein: "or (v) immediately prior to the Effective Time (as defined in the
     Merger Agreement)".

          4. EFFECTIVENESS. This Amendment shall be deemed effective as of January 28, 2002 as if executed by both parties on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

          5. GOVERNING LAW. This Amendment shall be deemed to be a contract made under the laws of the State of Oregon and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

          6. MISCELLANEOUS. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument.

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

                                         WILLAMETTE INDUSTRIES, INC.

                                         By: /s/ Duane C. McDougall
                                         ----------------------------
                                         Name:  Duane C. McDougall
                                         Title: President and Chief
                                                Executive Officer


                                         MELLON INVESTOR SERVICES LLC

                                         By: /s/ Dennis Treibel
                                         ----------------------------
                                         Name: Dennis Treibel
                                         Title: Vice President